SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding change of employee’s representative supervisors of China Petroleum & Chemical Corporation (the “Registrant”);

2.          An announcement regarding resignation of supervisor;

3.          An announcement regarding poll results of annual general meeting for 2021, first A shareholders class meeting for 2022 and first H shareholders class meeting for 2022; and

4.          An announcement regarding cash dividend for equity issuer;

Each made by the Registrant on May 18, 2022.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 00386)

Change of Employee’s Representative Supervisors

Resignation of Employee’s Representative Supervisors

The board of supervisors (the “Board of Supervisors”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) received a resignation letter from each of Mr. Li Defang and Mr. Lv Dapeng on 18 May 2022. Due to his age, each of Mr. Li Defang and Mr. Lv Dapeng resigned as employee’s representative supervisor of Sinopec Corp.

Each of Mr. Li Defang and Mr. Lv Dapeng has confirmed that he has no disagreement with the Board of Supervisors of Sinopec Corp. and there are no other matters relating to the resignation of employee’s representative supervisors that need to be brought to the attention of shareholders of Sinopec Corp.

Mr. Li Defang and Mr. Lv Dapeng were diligent and responsible during their tenures. The Board of Supervisors of Sinopec Corp. would like to express its gratitude to them for their hard working and contributions to the Company.

Appointment of Employee’s Representative Supervisors

Pursuant to the Company Law of People’s Republic of China and the articles of association of China Petroleum & Chemical Corporation, Mr. Guo Hongjin and Mr. Yin Zhaolin were re-designated from the non-employee representative supervisors to the employee’s representative supervisors (the “Employee’s Representative Supervisor(s)”) of the eighth session of the Board of Supervisors of Sinopec Corp. through democratic procedures, for a term commencing from 18 May 2022 to the date when the term of the eighth session of the Board of Supervisors of the Company expires.

1

The biography details of Employee’s Representative Supervisors are set out below:

Guo Hongjin, aged 56. Mr. Guo is a professor level senior engineer with a Ph.D. degree. In July 2013, he was appointed as Deputy General Manager of Sinopec Shengli Oilfield Company; in March 2018, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Shengli Petroleum Administrative Bureau Co., Ltd. and General Manager of Sinopec Shengli Oilfield Company; in December 2018, he was appointed as Executive Director, General Manager and Deputy Secretary of CPC Committee of Sinopec Jianghan Petroleum Administrative Bureau Co., Ltd. and General Manager of Sinopec Jianghan Oilfield Company; in July 2019, he was appointed as Executive Director and Secretary of CPC Committee of Sinopec Jianghan Petroleum Administrative Bureau Co., Ltd. and the representative of Sinopec Jianghan Oilfield Company; in April 2020, he was appointed as General Manager of the Petroleum Exploration & Development Department of Sinopec Corp.; in May 2021, he was elected as Supervisor of Sinopec Corp. In May 2022, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Yin Zhaolin, aged 56. Mr. Yin is a professor level senior engineer with a master’s degree in engineering. In April 2010, he was appointed as Deputy General Manager of Sinopec Maoming Company; in January 2017, he was appointed as Executive Deputy General Manager of Sinopec Maoming Company (administrated as a General Manager of a Level-I Largescale Enterprise); in April 2017, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2017, he was appointed to serve a temporary position as a member of the Standing Committee of the CPC Maoming Municipal Committee; in October 2020, he was appointed as Executive Director and Secretary of CPC Committee of the Sinopec Maoming Petrochemical Company and the representative of the Sinopec Maoming Company, head of Maoming-Zhanjiang Integration Leading Group; in May 2021, he was elected as Supervisor of Sinopec Corp. In May 2022, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Each of the above Employee’s Representative Supervisors will enter into a service contract with Sinopec Corp. and the remunerations for the services provided by them will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to their functions, responsibilities with Sinopec Corp. and the performance of Sinopec Corp. as a whole. Sinopec Corp. will disclose in its annual report the remunerations obtained by the relevant Employee’s Representative Supervisors of Sinopec Corp. during the relevant reporting period.

Save as disclosed above, none of the above Employee’s Representative Supervisors has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of them has received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.

2

Save as disclosed above, there are no other matters in relation to the appointment of Employee’s Representative Supervisors which shall be disclosed to the shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Board of Supervisors
China Petroleum & Chemical Corporation

Beijing, the PRC
18 May 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

3

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Resignation of Supervisor

The board of supervisors (the “Board of Supervisors”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) received a resignation letter from Mr. Jiang Zhenying on 18 May 2022. Due to change of working arrangement, Mr. Jiang Zhenying resigned as supervisor of Sinopec Corp.

Mr. Jiang Zhenying has confirmed that he has no disagreement with the Board of Supervisors and there are no other matters relating to his resignation as supervisor that need to be brought to the attention of shareholders of Sinopec Corp.

Mr. Jiang Zhenying has been diligent and responsible during his tenure. The Board of Supervisors would like to express its gratitude to him for his hard working and contribution to the Company!

Board of Supervisors
China Petroleum & Chemical Corporation

Beijing, the PRC
18 May 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

1

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Poll Results of Annual General Meeting for 2021,
First A Shareholders Class Meeting for 2022
and First H Shareholders Class Meeting for 2022

A.	Poll Results of Annual General Meeting for 2021, First A Shareholders Class Meeting for 2022 and First H Shareholders Class Meeting for 2022

References are made to the circular of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) dated 31 March 2022 (the “Circular”), the notice of annual general meeting for 2021 and first H shareholders class meeting for 2022 dated 31 March 2022 (the “Notice”) and the supplemental notice of annual general meeting for 2021 dated 18 April 2022 (the “Supplemental Notice”). Unless the context otherwise requires, terms defined in the Circular, Notice and Supplemental Notice shall have the same meanings as those used in this announcement.

I.	Convening and Attendance of the Meetings

The Company held its annual general meeting for 2021 (the “AGM”), the first A shareholders class meeting for 2022 (the “A Shareholders Class Meeting”) and the first H shareholders class meeting for 2022 (the “H Shareholders Class Meeting”, the AGM together with the A Shareholders Class Meeting and the H Shareholders Class Meeting are referred to as the “Meetings”) by way of online meeting (video) on Wednesday, 18 May 2022.

AGM

1. Number of shareholders and their authorised proxies attending the AGM	298
of which: A Shareholders	292
H Shareholders	6
2. Total number of valid voting shares held by the attending shareholders or their authorised proxies at the AGM	95,869,139,460

of which: A Shares	83,737,689,780
H Shares	12,131,449,680
3. Percentage of such voting shares of the Company held by such attending shareholders or their authorised proxies, as compared with the total shares entitling the shareholders to attend and validly vote at the AGM (%)	79.184094
of which: A Shares	69.163999
H Shares	10.020095

As at the registration date (at the close of business on Friday, 15 April 2022), the total number of shares issued by Sinopec Corp. was 121,071,209,646 shares, which represented the total number of shares entitling their holders to attend and vote on resolutions proposed at the AGM.

A Shareholders Class Meeting

1. Number of A Shareholders and their authorised proxies attending the A Shareholders Class Meeting	293
2. Total number of valid voting shares held by the attending A Shareholders or their authorised proxies at the A Shareholders Class Meeting	83,738,305,080
3. Percentage of such voting shares of the Company held by such attending A Shareholders or their authorised proxies, as compared with the total shares entitling the A Shareholders to attend and validly vote at the A Shareholders Class Meeting (%)	87.631078

As at the registration date (at the close of business on Friday, 15 April 2022), the total number of issued A Shares of the Company was 95,557,771,046 shares, which represented the total number of shares entitling their holders to attend and vote on the resolution proposed at the A Shareholders Class Meeting.

H Shareholders Class Meeting

1. Number of H Shareholders and their authorised proxies attending the H Shareholders Class Meeting	6
2. Total number of valid voting shares held by the attending H Shareholders or their authorised proxies at the H Shareholders Class Meeting	11,941,571,788
3. Percentage of such voting shares of the Company held by such attending H Shareholders or their authorised proxies, as compared with the total shares entitling the H Shareholders to attend and validly vote at the H Shareholders Class Meeting (%)	46.805027

As at the registration date (at the close of business on Friday, 15 April 2022), the total number of issued H Shares of the Company was 25,513,438,600 shares, which represented the total number of shares entitling their holders to attend and vote on the resolution proposed at the H Shareholders Class Meeting.

The Company does not have any shareholder that was entitled to attend the Meetings but was required under rule 13.40 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) to abstain from voting in favour of any resolution proposed at the Meetings or that was required to abstain from voting. Nor had any shareholders of the Company stated their intention in the circular of Sinopec Corp. dated 31 March 2022 to vote against any resolution or to abstain from voting at the Meetings.

The Meetings were convened by the board of directors of Sinopec Corp. (the “Board”) and chaired by Mr. Ma Yongsheng, Chairman of the Board. The Company currently has 10 Directors as at the time of the Meetings. Mr. Ma Yongsheng (Chairman of the Board), Mr. Yu Baocai, as Director, attended the Meetings. Due to work reasons, Mr. Zhao Dong, Mr. Ling Yiqun, Mr. Li Yonglin, Mr. Liu Hongbin, as Directors, and Mr. Cai Hongbin, Mr. Ng, Kar Ling Johnny, Mr. Shi Dan, Mr. Bi Mingjian, as Independent Non-executive Directors, did not attend the Meetings. The Company currently has 5 Supervisors as at the time of the Meetings. Mr. Zhang Shaofeng, as Chairman of Board of Supervisors, Mr. Zhang Zhiguo, as Supervisor, attended the Meetings. Due to work reasons, Mr. Yin Zhaolin, Mr. Guo Hongjin and Mr. Chen Yaohuan, as Supervisors, did not attend the Meetings. Mr. Huang Wensheng, as Vice President and the Secretary to the Board, attended the Meetings. The convening of and the procedures for holding the Meetings, and the voting procedures at the Meetings were in compliance with the requirements of the Company Law of the PRC and the articles of association of Sinopec Corp. (the “Articles of Association”).

II.	Poll Results of the Meetings

AGM

(I)	Resolutions approved by way of non-cumulative voting:

1.	To consider and approve the Report of the Board of Directors for 2021 of Sinopec Corp.

Result: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,712,284,883	99.970025	25,100,397	0.029975
H Share	11,846,128,347	97.648085	285,321,333	2.351915
Total:	95,558,413,230	99.676202	310,421,730	0.323798

2.	To consider and approve the Report of the Board of Supervisors for 2021 of Sinopec Corp.

Result: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,712,202,883	99.969927	25,182,397	0.030073
H Share	11,858,537,647	97.750376	272,912,033	2.249624
Total:	95,570,740,530	99.689060	298,094,430	0.310940

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2021 prepared by KPMG Huazhen (Special General Partnership) and KPMG.

Result: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,683,055,290	99.935113	54,334,890	0.064887
H Share	11,504,460,361	94.831703	626,989,319	5.168297
Total:	95,187,515,651	99.289316	681,324,209	0.710684

4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2021.

Result: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,734,012,080	99.995609	3,676,900	0.004391
H Share	12,091,573,186	99.671297	39,876,494	0.328703
Total:	95,825,585,266	99.954570	43,553,394	0.045430

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2022.

Result: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,733,786,380	99.995578	3,702,500	0.004422
H Share	12,091,368,486	99.669609	40,081,194	0.330391
Total:	95,825,154,866	99.954330	43,783,694	0.045670

6.
To consider and approve the re-appointment of KPMG Huazhen (Special General Partnership) and KPMG as the external auditors of Sinopec Corp. for the year 2022, and to authorise the Board to determine their remunerations.

Result: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,736,018,580	99.998674	1,110,000	0.001326
H Share	12,123,960,780	99.938269	7,488,900	0.061731
Total:	95,859,979,360	99.991031	8,598,900	0.008969

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s).

Result: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,086,476,474	99.223441	650,265,606	0.776559
H Share	4,566,036,499	37.638856	7,565,141,181	62.361144
Total:	87,652,512,973	91.430494	8,215,406,787	8.569506

8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.

Result: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	82,880,915,574	98.977018	856,619,806	1.022982
H Share	2,564,059,513	21.136114	9,567,118,167	78.863886
Total:	85,444,975,087	89.127070	10,423,737,973	10.872930

9.	To grant to the Board a mandate to buy back domestic shares and/or overseas-listed foreign shares of Sinopec Corp.

Result: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,734,643,480	99.996487	2,941,400	0.003513
H Share	12,086,809,380	99.632028	44,640,300	0.367972
Total:	95,821,452,860	99.950368	47,581,700	0.049632

(II)	Resolutions approved by way of cumulative voting:

10.	To elect the supervisors (not including employee representative supervisors).

Voting details:
No.	Supervisor Candidates	For		Against		Whether elected
		Number of votes	(%)	Number of votes	(%)	Yes
10.01	Qiu Fasen	94,194,980,889	98.253704	1,567,641,814	1.635189	Yes
10.02	Lv Lianggong	94,194,838,074	98.253555	1,567,668,414	1.635217	Yes
10.03	Wu Bo	94,198,833,267	98.257723	1,563,382,614	1.630746	Yes
10.04	Zhai Yalin	94,194,457,974	98.253159	1,567,643,814	1.635191	Yes

Resolutions No. 7, 8 and 9 are special resolutions, each of which has been passed by votes representing more than two-thirds of the total shares with valid voting rights held by the shareholders or their proxies present at the AGM.

The biographical details and relevant information of the supervisors elected at the AGM were disclosed in the Appendix I to the Supplemental Notice.

A Shareholders Class Meeting

Resolution approved by way of non-cumulative voting:

1.	To grant to the Board a mandate to buy back domestic shares and/or overseas-listed foreign shares of Sinopec Corp.

Result: Approved

Voting details:
For		Against
Number of votes	(%)	Number of votes	(%)
83,735,258,780	99.996487	2,941,400	0.003513

The above resolution is a special resolution and was passed by votes representing more than two-thirds of the total shares with valid voting rights held by the A Shareholders or their proxies present at the A Shareholders Class Meeting.

H Shareholders Class Meeting

Resolution approved by way of non-cumulative voting:

1.	To grant to the Board a mandate to buy back domestic shares and/or overseas-listed foreign shares of Sinopec Corp.

Result: Approved

Voting details:
For		Against
Number of votes	(%)	Number of votes	(%)
11,897,134,288	99.627876	44,437,500	0.372124

The above resolution is a special resolution and was passed by votes representing more than two-thirds of the total shares with valid voting rights held by the H Shareholders or their proxies present at the H Shareholders Class Meeting.

III.	Witness by Lawyers

Ms. Xu Min and Mr. Li Yang from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the Meetings, the eligibility of the convenor of the Meetings, the eligibility of the shareholders (or their proxies) attending the Meetings and the voting procedures at the Meetings were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the Meetings were valid.

In accordance with the requirements of the Listing Rules, Hong Kong Registrars Limited, the H share registrar of Sinopec Corp., was appointed as the scrutineer in respect of the voting at the Meetings.

B.	Information in relation to the Final Dividend for 2021

Reference is made to the section headed “Report of the Board of Directors – 8 Dividend” of the 2021 annual report of the Company. The Company clarifies that according to the PRC Accounting Standards, the dividend distribution and bonus shares declared by Sinopec Corp. in the past three years are as follows:

	2021	2020	2019
Cash dividends (RMB/Share, tax inclusive)	0.47	0.20	0.31
Total amount of cash dividends (RMB billion, tax inclusive)	56.903	24.214	37.533
Net profits attributed to the shareholders of the listed company shown in the consolidated statement for the dividend year (RMB billion)	71.208	33.271	57.643
Ratio of the dividends to the net profit attributed to the shareholders of the listed company in the consolidated statement (%)	79.9	72.8	65.1

Closure of Register of Members of H Shares

In order to qualify for the final dividend for H Shares, the holders of H Shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited located at 1712-1716, 17th Floor Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong before 4:30
p.m. on Wednesday, 1 June 2022 for registration of transfer of H Shares. The registration of transfer of H Shares of Sinopec Corp. will be closed from Thursday, 2 June 2022 to Thursday, 9 June 2022 (both days inclusive).

Distribution of Final Dividend for 2021

The final cash dividend will be distributed on or before Thursday, 23 June 2022 to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of Thursday, 9 June 2022. The dividend is denominated and declared in RMB and will be distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Programmes in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculated in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration and distribution of such dividend. Accordingly, the exchange rate for dividend paid in Hong Kong dollars was HKD1 to RMB0.857372. The final dividend for 2021 for each H Share of the Company is HKD0.3616 (tax inclusive).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC 18 May 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Announcement 4

Disclaimer
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.

Cash Dividend Announcement for Equity Issuer
Issuer name	China Petroleum & Chemical Corporation
Stock code	00386
Multi-counter stock code and currency	Not applicable
Other related stock code(s) and name(s)	Not applicable
Title of announcement	Final Dividend for the year ended 31 December 2021
Announcement date	18 May 2022
Status	Update to previous announcement
Reason for the update / change	Update information relating to HKD to CNY exchange rate and dividend per share in Hong Kong dollars, etc.
Information relating to the dividend
Dividend type	Final
Dividend nature	Ordinary
For the financial year end	31 December 2021
Reporting period end for the dividend declared	31 December 2021
Dividend declared	RMB 0.31 per share
Date of shareholders' approval	18 May 2022
Information relating to Hong Kong share register
Default currency and amount in which the dividend will be paid	HKD 0.3616 per share
Exchange rate	To be announced
Ex-dividend date	31 May 2022
Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	01 June 2022 16:30
Book close period	From 02 June 2022 to 09 June 2022
Record date	09 June 2022
Payment date	23 June 2022
Share registrar and its address	Hong Kong Registrars Limtied
R1712-1716 17th Floor, Hopewell Centre 183 Queen’s Road East Wan Chai Hong Kong

Information relating to withholding tax
Details of withholding tax applied to the dividend declared
Details of withholding tax (including type of shareholders and applicable tax rate) applied to the dividends declared are set out in the table below. In addition, for investors who are tax residents of other countries which have entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. If the individual holders of H Shares are residents of countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, the Company shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreements. For further details, please refer to the section headed "Dividend" in the annual results announcement of the Company dated 25 March 2022.

	Type of shareholders	Tax rate	Other relevant information (if any)
	Enterprise - non-resident i.e. registered address outside PRC	10%

The Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of the Company when distributing the cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Company which are not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by nonresident enterprise shareholders. On such basis, enterprise income tax shall be withheld from dividends payable to such shareholders.

	Individual - non-resident i.e. registered address outside PRC	10%

If the individual holders of H shares are residents of Hong Kong, Macau or countries which had an agreed tax rate of 10% for cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, the Company should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. If the individual holders of H Shares are residents of countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, the Company shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%.

	Individual - non-resident i.e. registered address outside PRC	20%

If the individual holders of H Shares are residents of countries which had an agreed tax rate of 20% with China, or which had not entered into any tax agreement with China, or otherwise, the Company shall withhold and pay the individual income tax at a rate of 20%.

	Domestic investors investing in the H Shares of the Company through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program	20%
For dividends of domestic investors investing in the H Shares of the Company through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program, the Company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The Company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

	Investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of the Company through Shanghai-Hong Kong Stock Connect Program	10%
For dividends of investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of the Company through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the competent tax authorities for the withholding.

Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information
The exchange rate for dividend paid in Hong Kong dollars was HKD1 to RMB0.857372.
Directors of the issuer
As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: May 19, 2022